Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading’s TickAnalyst Product Suite Executes Fully Automated Trades on North American Exchanges

EDMONTON, ALBERTA - (June 3rd, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) has completed development and testing of the second generation of its TickAnalyst software package. TickAnalyst X2, comprised of the signal-processing engine, database-management tools, and charting server applies event triggers and customized analytics across extensive amounts of streaming data, a process also known as Complex Event Processing (“CEP”). The CEP applies Titan’s proprietary model-built logic to several North American exchanges in real-time. Titan’s proprietary models are designed to perform in all market environments. Model examples include trending and non-trending (mean-reversing) versions with numerous variations of each.

TickAnalyst X2 has enabled Titan Trading USA LLC (“TTU”) to implement TTU’s Internal Asset Management business model utilizing the US$5,000,000 received from Compo Investment Partners LP of New York. Updates on the status of this revenue and trading model will be made available to the market on a timely basis.

Ken Powell, President and CEO of Titan stated “Automated trading activity utilizing Compo’s $5,000,000 is a significant milestone for us to have achieved. Our software’s functionality and scalability are no longer a concern to Titan’s development and trading staff. TTU is comfortable with managing money in a production environment and we expect to generate cashflow during what our software considers to be proper market cycles. I wish to thank the shareholders and staff of Titan for their patience & support during what has been an extremely laborious time.”

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

Forward Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
(780) 438-1239
www.titantrading.com

Or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.